Bingham McCutchen LLP
One Federal Street
Boston, MA 02110
April 9, 2010
VIA EDGAR
Michael L. Kosoff, Esq.
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:	Legg Mason Partners Variable Income Trust (the “Registrant”)
(filing relates to Legg Mason Western Asset Variable Diversified Strategic Income Portfolio (“Diversified Strategic Income Portfolio”), Legg Mason Western Asset Variable Global High Yield Bond Portfolio (“Global High Yield Bond Portfolio”) and Legg Mason Western Asset Variable Strategic Bond Portfolio (“Strategic Bond Portfolio” and, along with Diversified Strategic Income Portfolio and Global High Yield Bond Portfolio, the “Portfolios”))
(File Nos. 033-40603 and 811-06310)
Dear Mr. Kosoff:
     The Registrant filed Post-Effective Amendment No. 55 (the “Amendment”) on January 29, 2010, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), relating to the Portfolios. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation on March 11, 2010 with the undersigned. The Staff’s comments and the Registrant’s responses are provided below.
A. Prospectuses: General Comments
1.	Comment:	Please provide completed fee tables, including footnotes, to the Staff in a correspondence filing via Edgar as soon as available.

	Response:	Pursuant to an arrangement between the Registrant and the Staff, the Registrant provided completed fee tables, including footnotes, to the Staff in correspondence filed via Edgar on April 5, 2010.

2.	Comment:	Please rename the section Certain risks as “Principal risks” to more clearly describe the nature of the risks identified in this section.

	Response:	The Registrant has considered the Staff’s suggestion, but continues to prefer the header “Certain risks” for this section. While the Registrant believes that this section does summarize the principal risks described in response to the requirements of Item 9, the Registrant feels that use of the heading “Certain risks” is a more effective means of conveying to shareholders that the risks described in the prospectus are not the only risks that arise in connection with an investment in a Portfolio or a Portfolio’s ability to achieve its objective.

3.	Comment:	Distribution — Please explicitly disclose that the distribution plan is a 12b-1 plan, as per Item 12(b)(1) of Form N-1A.

	Response:	In response to the Staff’s comment, in the case of Portfolios that charge 12b-1 fees, the current disclosure will be revised to include reference to Rule 12b-1, as follows: “The fund has adopted a Rule 12b-1 shareholder services and distribution plan.”

4.	Comment:	Frequent trading of fund shares: Please confirm supplementally the accuracy of the third paragraph, as insurers are the only shareholders of the portfolios.

	Response:	The Registrant supplementally confirms that accuracy of the paragraph referenced by the Staff. However, the Registrant advises the Staff that it has revised the disclosure regarding frequent trading of shares and that the revised text emphasizes that a fund’s ability to monitor trading in omnibus accounts may be severely limited due to the lack of access to an individual investor’s trading activity. The Registrant also notes that, in addition to variable annuity and variable life insurance contracts, shares in the Portfolios are offered to qualified retirement and pension plans.

5.	Comment:	Please revise the Item 9 disclosure to make it clear which strategies and risks are principal and which are more ancillary in nature.

	Response:	The Registrant respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The Portfolios’ principal investment strategies and risks are described in full in the statutory prospectus in More on the fund’s investment strategies, investments and risks. The Registrant does not believe that breaking the section into two additional subsections would be useful to the investor when the principal strategies and risks are already summarized in the summary prospectus.

6.	Comment:	With regard to the disclosure on sovereign debt, to the extent possible, please make it clear that not all sovereign debt is backed by the full faith and credit of the government or entity that issues the debt.

	Response:	The Registrant respectfully submits that the Portfolios’ prospectuses contain disclosure to this effect. The Registrant directs the Staff’s attention to the following statements, which appear under the heading “Foreign securities and emerging markets risk” in the More on the funds investment strategies, investments and risks section:

“Some securities issued by non-U.S. governments or their subdivisions, agencies and instrumentalities may not be backed by the full faith and credit of such governments. Even where a security is backed by the full faith and credit of a government, it may be difficult for the fund to pursue its rights against the government.”
B. Prospectuses: Specific Comments

Global High Yield Bond Portfolio
7.	Comment:	Please revise the disclosure in the Principal Investment Strategies section and, where applicable, throughout the prospectus to clarify that a significant percentage of the fund’s assets will be invested outside the United States. (The Staff made reference to SEC Release No. IC-24828, footnote 42.)

	Response:	In light of the prominent emphasis given to non-U.S. investment in the “Principal strategies” of the Portfolio’s prospectus (including that the Portfolio will generally be invested in at least three countries and that it can invest without limit in foreign securities), the Registrant respectfully submits that the prospectus provides clear disclosure to investors regarding the Portfolio’s investment in foreign securities.

In addition, the Registrant acknowledges that, in connection with the adoption of Rule 35d-1 under the Investment Company Act of 1940, as amended, the Commission explained that it considers the use of the word “global” in the name of an investment company to connote diversification among investments in a number of countries throughout the world. The Portfolio’s investment policies are consistent with this position, as set forth in the release adopting Rule 35d-1
Diversified Strategic Income Portfolio
8.	Comment:	Please include the term “junk” when first referring to below investment-grade securities in the Principal Investment Strategies section of the prospectus.

	Response:	The Registrant has revised the disclosure in the Principal Investment Strategies section of the prospectus to include the term “junk” when first referring to below investment-grade securities.
C. Statement of Additional Information Comments
9.	Comment:	Portfolio holdings — With regard to the ongoing arrangements to provide portfolio holdings information, please confirm that the duty of confidentiality includes a duty not to trade on non-public information.

	Response:	The Registrant has revised the disclosure to clarify that the duty confidentiality includes a duty to prohibit trading upon non-public information.
D. General
10.	Comment:	Please include a “Tandy” representation with any response to these comments.

	Response:	The Registrant is furnishing a “Tandy” representation letter as Exhibit A hereto.
          Please contact the undersigned at 617-951-8267 or Michelle Cirillo at 617-951-8029 with any questions or comments relating to the filing.
Sincerely,
/s/ Barry N. Hurwitz

Exhibit A
Legg Mason Partners Variable Income Trust
55 Water Street
New York, NY 10041
April 9, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Legg Mason Partners Variable Income Trust (File Nos. 033-40603 and 811-06310)
Ladies and Gentlemen:
     In connection with its review of the Post-Effective Amendment No. 55 to the Registration Statement on Form N-1A for Legg Mason Western Asset Variable Diversified Strategic Income Portfolio, Legg Mason Western Asset Variable Global High Yield Bond Portfolio and Legg Mason Western Asset Variable Strategic Bond Portfolio, as filed with the Commission on January 29, 2010 (the “Registration Statement”), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:
(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Legg Mason Partners Variable Income Trust
By:	/s/ Rosemary D. Emmens
	Name:	Rosemary D. Emmens
	Title:	Assistant Secretary